                                                 Filed by Cyberian Outpost, Inc.
                                                 Pursuant to Rule 425 under
                                                 the Securities Act of 1933
                                                 Commission File No. 000-24659
                                                 Subject Companies:
                                                 Cyberian Outpost, Inc. and
                                                 PC Connection, Inc.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CYBERIAN OUTPOST, INC. AND PC CONNECTION, INC. ON MAY 30, 2001.

                         NEWS FROM PC CONNECTION, INC.
                         -----------------------------

730 Milford Road, Merrimack, NH 03054 *  603-423-2163  *  www.pcconnection.com

For more      Mark Gavin, CFO                 PC Connection, Inc.
information   (603) 423-2451                  Cyberian Outpost
contact:      mgavin@pcconnection.com         Commission File Number: 000-24659

              Christopher J. Walls,
              VP, Corporate Counsel
              (860) 927-2318
              cwalls@outpost.com


             PC CONNECTION, INC. TO ACQUIRE CYBERIAN OUTPOST, INC.

          Stock-for-Stock Transaction Will Add Strong Internet Brand


MERRIMACK, NH AND KENT, CT- MAY 30, 2001- PC Connection, Inc. (NASDAQ: PCCC), a leading direct marketer of information technology products and solutions, and Cyberian Outpost, Inc. (Outpost.com) (NASDAQ: COOL), a leading Internet provider of consumer technology and e-business services, today announced they have signed a definitive merger agreement.

The transaction is structured as a stock-for-stock, tax-free merger and will be accounted for under the purchase method of accounting. The Boards of both companies have unanimously approved the transaction and expect it to close in the third quarter of 2001. The merger is subject to approval of the Cyberian Outpost stockholders and to other closing conditions.

Under the terms of the agreement, each share of Cyberian Outpost common stock will be converted into shares of PC Connection common stock based upon an exchange ratio. The ratio will vary with the level of total revenues generated by Cyberian Outpost for the months of June, July and August 2001, as well as with changes in the average closing price of PC Connection common stock over a ten-day period ending four days prior to the closing. If the stock price of PC Connection is between $12.15 and $14.85 per share, the exchange ratio will be between .0350 and .0550, depending on the total revenue generated by Cyberian Outpost. The exchange ratio will float if the average price of PC Connection common stock exceeds $14.85, or is less than $12.15 and equal to or greater than $10.80. If the PC Connection stock price is less than $10.80 per share, the exchange ratio will be between .0398 and .0620. However, if the PC Connection stock price is below $10.125 per share, Cyberian Outpost has the option of terminating the agreement unless PC Connection elects to increase the exchange ratio to maintain the value of the stock to be received.

PC Connection also received an option to acquire from Cyberian Outpost up to 19.9% of its common stock at a price of $0.51 per share, which option shall become exercisable upon the occurrence of certain conditions. PC Connection has also agreed to immediately provide Cyberian Outpost with a working capital line of credit of up to $3 million and an inventory line of credit of up to $5 million, each of which will be secured by Cyberian Outpost's assets.

In announcing the transaction, Patricia Gallup, Chairman and Chief Executive Officer of PC Connection, Inc., stated, "We welcome Cyberian Outpost to the growing family of PC Connection companies. This acquisition is consistent with our stated growth strategy and complements our existing business. Based on anticipated cost savings and gross margin enhancements, we believe the transaction will be accretive to PC Connection's earnings per share in the first year."

Merrimack, NH-based PC Connection was founded in 1982 with an original investment of $8,000. The company soon became one of the country's top direct marketing resellers. PC Connection's sales for the year 2000 were $1.45 billion. The company is focused on serving the information technology needs of the SMB market (small- and medium-sized businesses). Kent, CT-based Cyberian Outpost (Outpost.com) was founded in 1995. The company, a pioneer in online sales, has approximately 1.3 million customers worldwide. Cyberian Outpost reported net revenue of $355 million for the fiscal year ended February 28, 2001. The company will continue to operate under its own brand from its current facilities. Darryl Peck, President and Chief Executive Officer of Cyberian Outpost will remain with the company after the acquisition, reporting to Robert Wilkins, Executive Vice President of PC Connection, Inc.

"We believe that having a multi-brand, multi-channel strategy is key to our ongoing growth," said Robert Wilkins. "The acquisition of Cyberian Outpost further strengthens the foundation PC Connection has successfully built over the past two decades." Wilkins added, "Darryl Peck brings to PC Connection a wealth of technology marketing experience developed over the last thirteen years. He will be a great addition to our management team."

Darryl Peck commented, "We are excited about the opportunity to combine our resources with PC Connection for the benefit of our customers, shareholders and employees. PC Connection is a company I have long admired and respected. This merger will enable us to more successfully compete in the consumer technology market." RBC Dain Rauscher Wessels advised Outpost.com in connection with this transaction.

PC Connection and Cyberian Outpost management will discuss the contents of this press release during a conference call today at 2:00 p.m. Eastern standard time. To participate, call 877-692-2137 code PCCC.

ABOUT PC CONNECTION, INC.

PC Connection, Inc., a Fortune 1000 company, is a rapid-response provider of information technology products and solutions. The Company offers more than 100,000 brand-name products through its staff of technically-trained outbound sales account managers and catalog telesales representatives, its comprehensive web sites at www.pcconnection.com, www.macconnection.com and www.comteq.com, and its catalogs PC Connection (1-800-800-5555) and MacConnection (1-800-800-2222). Through its full-service Distribution and Custom-Configuration Center, PC Connection can deliver custom-configured computer systems overnight. For the year 2000, PC Connection was ranked number 7 in Business Week's annual listing of the world's leading information technology companies. Also, Yahoo! Internet Life recently named PC Connection "the best place to shop for computers," and listed the Company's web sites among the 100 Best Sites on the Internet. In addition, PC Connection has won PC World magazine's prestigious "World Class Award" nine times over the past 11 years, including 2000.

ABOUT CYBERIAN OUTPOST, INC.

Cyberian Outpost, Inc. (Outpost.com) established in 1995, is a leading Internet retailer of consumer technology products and has recently expanded its business model to offer its outstanding customer shopping experience to a number of highly visible partners. Partnerships with Tweeter Home Entertainment Group and Brookstone collectively expand the clicks and mortar presence of Outpost.com to approximately 300 land-based retail stores. Additionally, Outpost.com e-Business Services provides solutions encompassing site design, site maintenance, order management and fulfillment. These partnerships build on the strength of the Outpost.com #1 top-rated consumer shopping experience on the Web as rated by the on-line rating service Bizrate.com and the 2000 and 1999 #1 PowerRanking for Computing by Forrester Research. Today, Outpost.com has an existing base of approximately 1.3 million customers and approximately 4 million visitors per month to its Website.

OTHER IMPORTANT INFORMATION

PC Connection plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Cyberian Outpost expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about PC Connection, Cyberian Outpost, and the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov.

In addition to the Registration Statement and the Proxy Statement/Prospectus, PC Connection and Cyberian Outpost file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by PC Connection and Cyberian Outpost at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the

Commission at 1-800-SEC-0330 for further information on public reference rooms. PC Connection's and Cyberian Outpost's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

Cyberian Outpost, its directors, executive officers and certain members of management and employees may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Cyberian Outpost's directors and executive officers can be found in the Form 10-K for the year ended February 28, 2001 as filed with the SEC. Certain directors and executive officers of Cyberian Outpost may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by PC Connection, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of Cyberian Outpost prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Proxy Statement/Prospectus.

--------------------------------------------------------------------------------
"Safe Harbor" Statement for PC Connection, Inc. under the Private Securities Litigation Reform Act of 1995: This release may contain forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of changes in the overall level of economic activity, or in the level of business investment in information technology products, competitive products and pricing, product availability and demand and market acceptance, new products, fluctuations in operating results and other risks detailed under the caption "Factors That May Affect Future Results and Financial Condition" in PC Connection's 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2000. More specifically, the statements in this release concerning PC Connection's ability to integrate and assimilate the acquired business, the level of cost savings or margin improvements that may be realized, gross margin percentage and selling and administrative costs and other statements of a non-historical basis (including statements regarding implementing strategies for future growth, the ability of PC Connection to sustain its model of profitable growth and the expected benefits of PC Connection's electronic commerce strategy) are forward-looking statements that involve certain risks and uncertainties. Such risks and uncertainties include the continued acceptance of PC Connection's distribution channel by vendors and customers, continuation of key vendor relationships and support programs and the ability of PC Connection to hire and retain qualified sales account managers and other essential personnel.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
"Safe Harbor" Statement for Cyberian Outpost, Inc. under the Private Securities Litigation Reform Act of 1995: This press release may contain forward-looking statements, including statements about our intention to consummate the proposed merger. The statements in this release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors. Potential risks and uncertainties include, but are not limited to: the inability to consummate the merger due to the stockholders not approving the merger or the inability of Cyberian Outpost to fulfill the closing conditions set forth in the agreement, computer sales may continue to slow, and/or its average order size may decrease; the ability to attract and retain key personnel and customers; actual results in connection with continuing or discontinued operations and other risks detailed in Cyberian Outpost's reports filed with the Securities and Exchange Commission. In the event the merger is not consummated, potential risks and uncertainties include, but are not limited to the availability of continued financing; Cyberian Outpost's ability to address its financing obligations in light of its existing debt obligations and market conditions; the results of efforts to implement the company's business strategy, including filing for restructuring; Cyberian Outpost may be unable to enter into strategic alternatives on favorable terms or at all, the uncertainty of Cyberian Outpost's ability to continue as a going concern, the possibility of delisting of Cyberian Outpost's common stock from the Nasdaq National Market and the effect that Cyberian Outpost's financial condition may have on the willingness of customers to purchase product from Outpost.com or on its relationships with vendors and suppliers and their willingness and ability to supply Cyberian Outpost with inventory.
--------------------------------------------------------------------------------

                                  ATTACHMENT A


-------------------------------------------------------------------------------------
FINANCIAL OPERATING STATISTICS
-------------------------------------------------------------------------------------
                                                               CYBERIAN
 (AT OR FOR THE THREE MONTHS ENDED     PC CONNECTION, INC.   OUTPOST, INC.   COMBINED
          MARCH 31, 2001)                     ONLY               ONLY
-------------------------------------------------------------------------------------

  Product Mix:
   Notebooks                                      24%             13%          21%
   Desktop/Servers                                13              20           15
   Storage Devices                                10              14           11
   Software                                       12              12           12
   Networking Communications                       9              14           10
   Printers                                        8               8            8
   Video & Monitors                                8              10            9
   Memory                                          3               6            4
   Accessories/Other                              13               3           10
                                            --------        --------   ----------
     TOTAL                                       100%            100%         100%
                                            ========        ========   ==========

  PLATFORM MIX:

   Wintel                                         91%             75%          87%
   Apple Related                                   9              25           13
                                            --------        --------   ----------
      TOTAL                                      100%            100%         100%
                                            ========        ========   ==========

  CHANNEL MIX:

   Outbound                                       77%              2%          56%
   Inbound                                        13              21           15
   Internet                                       10              77           29
                                            --------        --------   ----------
      TOTAL                                      100%            100%         100%
                                            ========        ========   ==========

  AVERAGE ORDER SIZE:

   Outbound                                 $  1,650        $  1,307   $    1,646
   Inbound                                       473             385          439
   Internet                                      386             187          215
   Total Company                               1,040             273          560

  Active Customers                           589,000         750,000    1,339,000(1)

  # OF ORDERS ENTERED BY CHANNEL:

   Outbound                                  176,000           2,000      178,000
   Inbound                                    99,000          64,000      163,000
   Internet                                   78,000         483,000      561,000
                                            --------        --------   ----------
      Total Orders Entered                   353,000         549,000      902,000
                                            ========        ========   ==========

 (1) Not adjusted for customer overlap.
-------------------------------------------------------------------------------------

                                  ATTACHMENT B
                              The "Exchange Ratio"
Excerpted from the Merger Agreement (Sections 3.02 to 3.04), dated May 29, 2001


     3.02. CERTAIN DEFINED TERMS. As used herein, the following capitalized terms shall have the specified values or meanings.

     (a) "PC CONNECTION INDEX PRICE" shall mean $13.50 per share of PC Connection Common Stock.

     (b) "PC CONNECTION TRADING PRICE" shall mean the average closing price of PC Connection Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) for the ten consecutive trading days ending on the fourth day preceding the Closing Date.

     3.03 EXCHANGE RATIO. The "EXCHANGE RATIO" shall be determined as follows:

          (a) If the PC Connection Trading Price is equal to or greater than $12.15 and is no greater than $14.85 (the "Base Range"), the Exchange Ratio shall be determined as follows ("Total Revenue" means Cyberian Outpost's total revenue for the months of June, July and August, 2001):

                  EXCHANGE RATIO                         TOTAL REVENUE
------------------------------------------------------------------------------------
                         0.0550                     At least $71.6 million
------------------------------------------------------------------------------------
                         0.0500                     At least $67.4 million but less
                                                    than $71.6 million
------------------------------------------------------------------------------------
                         0.0450                     At least $63.2 million but less
                                                    than $67.4 million
------------------------------------------------------------------------------------
                         0.0400                     At least $58.9 million but less
                                                    than $63.2 million
------------------------------------------------------------------------------------
                         0.0350                     Less than $58.9 million
------------------------------------------------------------------------------------

If the PC Connection Trading Price is not within the Base Range, the otherwise applicable Exchange Ratio set forth in this Section shall be used as the "BASE EXCHANGE RATIO" for purposes of calculating the Exchange Ratio pursuant to subsection (b) or (c) of this Section 3.03, as applicable.

          (b) If the PC Connection Trading Price is greater than $14.85, the Exchange Ratio shall be equal to:

                          14.85  X  Base Exchange Ratio
                       --------------------------------
                             PC Connection Trading Price

where "Base Exchange Ratio" is determined in accordance with Section 3.03(a).

          (c) If the PC Connection Trading Price is less than $12.15 and is equal to or greater than $10.80, the Exchange Ratio shall be equal to:

                         12.15  X  Base Exchange Ratio
                      --------------------------------
                           PC Connection Trading Price

where "Base Exchange Ratio" is determined in accordance with Section 3.03(a).

          (d) If the PC Connection Trading Price is less than $10.80, the Exchange Ratio shall be as follows, unless the PC Connection Trading Price is less than $10.125 and the Exchange Ratio is increased or this Agreement is terminated in accordance with Section 3.04 hereof:


                  EXCHANGE RATIO                             TOTAL REVENUE
------------------------------------------------------------------------------------
                        0.0620                      At least $71.6 million
------------------------------------------------------------------------------------
                        0.0560                      At least $67.4 million but less
                                                    than $71.6 million
------------------------------------------------------------------------------------
                        0.0509                      At least $63.2 million but less
                                                    than $67.4 million
------------------------------------------------------------------------------------
                        0.0454                      At least $58.9 million but less
                                                    than $63.2 million
------------------------------------------------------------------------------------
                        0.0398                      Less than $58.9 million
------------------------------------------------------------------------------------

If the PC Connection Trading Price is less than $10.80, the otherwise applicable Exchange Ratio set forth in this Section 3.03(d) shall be used as the "APPLICABLE EXCHANGE RATIO" for purposes of calculating the Exchange Ratio pursuant to Section 3.04.

   3.04 TERMINATION, NOTICE AND CURE.

         (a) If the PC Connection Trading Price is less than $10.125, Cyberian Outpost may elect by giving written notice to PC Connection prior to the third business day immediately preceding the closing date to terminate this Agreement. Within two business days thereafter, PC Connection may elect to increase the exchange ratio to:

                       10.125  X  Applicable Exchange Ratio
                     --------------------------------------
                            PC Connection Trading Price

where "Applicable Exchange Ratio" is determined in accordance with Section 3.03(d).

         (b) In the event PC Connection makes an election referred to in the preceding Section 3.04(a), this Agreement shall not terminate and the Exchange Ratio shall be determined in accordance with such Section 3.04(a). In the event PC Connection does not elect to increase the Exchange Ratio, this Agreement shall terminate on the date established as the closing date.